HOMEOWNUSA
112 North Curry St.
Carson City, Nevada 89703

January 31, 2013

Duc Dang
Senior Counsel
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

 RE: Homeownusa
 Request for Acceleration of Effective Date of Registration
 Statement on Form S-11
 Filed January 30, 2013
 File No. 333-170035

Dear Mr. Dang:

We hereby request that the Commission accelerate the effective date of our registration statement filed with the Commission to be February 04, 2013 at 3:00 PM Eastern Time or soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ Pieter du Plooy

Pieter du Plooy
President